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                             January 13, 2023

       Nicholas Scherling
       Chief Executive Officer
       Decentralized Crypto Financial Inc.
       4795 Meadow Wood Lane, #200
       Chantilly, VA 20151

                                                        Re: Decentralized
Crypto Financial Inc.
                                                            Amendment No. 7 to
Offering Statement on Form 1-A
                                                            Filed January 5,
2023
                                                            File No. 024-11353

       Dear Nicholas Scherling:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2022 letter.

       Amendment No. 7 to Offering Statement on Form 1-A Filed January 5, 2023

       General

   1. We note your response to comment 1 and reissue in part. We acknowledge the change in your offering statement
stating that you have 500 million outstanding shares of common stock, when previously
you had disclosed 300 million. However, as per your Certification of Incorporation you
have 500 million authorized and per Item 6 of Part I of your offering circular, you have so
far issued 300 million unregistered securities. Please revert the language to its
original form to clearly distinguish between the number of shares authorized for issuance
as compared to the number of shares actually issued and
                                                        outstanding.
 Nicholas Scherling
Decentralized Crypto Financial Inc.
January 13, 2023
Page 2

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameNicholas Scherling
                                                          Division of
Corporation Finance
Comapany NameDecentralized Crypto Financial Inc.
                                                          Office of Trade &
Services
January 13, 2023 Page 2
cc:       Michael Blackburn
FirstName LastName